PILLSBURY WINTHROP SHAW PITTMAN LLP
2550 Hanover Street
Palo Alto, CA 94304
Tel: (650) 233-4500
Fax: (650) 233-4545
September 23, 2022
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Silvaco Group, Inc.—Confidential Submission of Draft Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc. (the “Registrant”), transmitted herewith for confidential submission to the Securities and Exchange Commission under the Securities Act of 1933, as amended, is one copy of the Registrant’s draft Registration Statement on Form S-1, together with the exhibits thereto (except for exhibits that will be filed by amendment).
Please direct any questions or information regarding this filing to the undersigned at (650) 233-4670 or Lana Persaud at (650) 233-4062.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Lana Persaud